

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

Via E-mail
Alison Bauerlein
Chief Financial Officer
Inogen, Inc.
326 Bollay Drive
Goleta, California 93117

      Re: Inogen, Inc.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed December 23, 2013
              File No. 333-192605

Dear Ms. Bauerlein:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that a number of your responses state that some of the information requested by our comments will be provided by subsequent amendment. We may have further comment when you file this information.

Patient-friendly, page 4

2.   Please provide support for your claim that your portable oxygen concentrators are the only ones containing technology clinically validated for nighttime use.

We have broad discretion, page 39

3.   We note your response to prior comment 9, and your claim to have revised your
        disclosure on page 39 in response to the Staff's comment. Please direct us to the specific
        information revised on this page.

Management's Discussion and Analysis, page 52

4.   We note the revisions made to pages 59 and 74 in response to prior comment 13.
        However, the material trends in your accounts receivable aging and collections activity
        impacting your liquidity should be separately disclosed and described to investor's within
        Management's Discussion and Analysis. Further, when changes in collections history for
        specific types of sales occur, i.e. rental agreements, these changes should be identified
        and described. The analysis should reveal the underlying material causes of the matters
        described and discuss any future impact on operating results, including issues such as
        growth in your patient bases, turnover of employees in the collections department, fully
        reserved accounts not being written off or increases in returns due to competition. Please
        revise your discussion of liquidity to provide further insight into these material trends in
        your accounts receivables and allowances for each period presented.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

5.   We note your response to prior comment 25. Please describe to us your process of
        terminating the billing of a patient in the event of death or reaching the 36 month capped
        billable period. Describe the policy and procedures in place to ensure that revenue is not
        recorded in monthly periods subsequent to your right to bill the patient in either situation.

6.   In response to prior comment 27 you provided the specific number of rental units that are
        being depreciated and the number that are being billed to patients. We noted the increase
        in depreciable units doubled the increase in the number of patients billed during the three
        months ended September 30, 2013. Please describe the underlying reasons for this
        increase, whether due to significant increases in the number of patients in capped rental
        periods, units in transit back to the company, units being repaired or other factors.

7.   We note your response to prior comment 30 which states that the contracts are
        cancellable by either the company or the patient at any time, except for the limited
        exceptions listed. Please address the following:

        •   Clarify for us under what scenarios the company can cancel its obligation under the
            contract.

- Describe the specific conditions that must be met for you to cancel your obligation to provide services, including whether you can do so at-will any time, or whether non-payment or misuse of the equipment is a factor.
- Clarify whether the company may supply its unit to a customer for only months within the 36-month billable period and then unilaterally cancel the lease during the unbillable period (months 37 through 60) and thus not have to incur any costs without reimbursement.
- Despite the actual terms of the contract, please describe the general practice of the company regarding the term of the leases. Clarify how often in practice the contracts are cancelled by the company.

8.   We note your response to prior comment 31 where you quantify the average rental period of patients no longer in service and patients placed on service between 2009 and 2012. Please clarify the population of customers to which "patients no longer in service" references, whether this represents former patients which no longer utilize your machines and the time period over which this average was calculated. In regards to patients placed on service between 2009 and 2012, clarify if this represents all patients who utilized your equipment during this time period and whether any of these patients are still currently in the uncapped period. Lastly, please describe for us in greater detail how you were able to calculate these averages, whether based upon billing records, accounts receivables or other information.

9.   In response to prior comment 31, you state that the company believes current patients in the 37 to 60 month capped period is less than ten percent of customers. Please reconcile this statement to the data of patients billed and units in service provided in response to prior comment 27. Please provide us with the calculations and patient data which supports the assertion that less than ten percent are in the capped period. Also, please quantify the impact of deferring the revenue related to these units over the actual period of use for the periods presented in your financial statements.

10.   In this regard, please describe for us how you are able to conclude in response to comments 31 and 32 that the incremental cost incurred by the company for customers in the capped period is not material. Please provide quantitative data which supports these assertions. Please also describe for us the types of costs included in the calculation.

11.   We note your response and revised disclosure provided in response to prior comments 33 and 34. However, it is not clear how your allocation of revenue to the lifetime warranty deliverable in this multiple element arrangement complies with the relative selling price methodology of FASB ASC 605-25-30-2. Accordingly, please tell us and revise the filing to disclose how you have determined the relative selling price of each deliverable in the arrangement. Refer to the disclosure requirements of FASB ASC 605-25-50-2. In this regard, please also quantify for us the amount of revenue allocated to the lifetime warranty deliverable in a typical arrangement.

12.   Please also disclose your policy for recognizing revenue for your extended warranties other than lifetime warranties and determining the amount of revenue to defer.

Accounts Receivable and Allowance for Bad Debts, Returns, and Adjustments, page F-15

13.   In your response to comment 38 you provided us with agings of your accounts receivable for both sales and rental customers. Please address the following:

- Discuss for us, in quantified terms, the collections activity subsequent to September 30, 2013 for balances outstanding greater than 90 days as of that date. Please clarify how much of the approximate $4.5 million has been collected as of the date of your response.
- Describe how you have concluded that your allowance for doubtful accounts as of September 30, 2013 of $1.9 million was adequate to cover the risk of loss in the $4.5 million receivables outstanding greater than 90 days. Discuss your historical collection achievement for balances outstanding longer than 180 days.
- Describe why balances outstanding greater than one year have not been written off as uncollectible.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specific in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kaitlin Tillian, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Moskovitz at (202) 551-3689 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Martin J. Waters